

/-/5206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____MAY____ , 20_02_

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934   Yes [ ]   No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date ___7 MAY 2002___   By ___Luke Thomas___
(Signature) *

News Release



SPIRENT
Inspired innovation

803 - 7 May 2002

SPIRENT PLC
JAMES WYNESS APPOINTED ACTING CHAIRMAN

The Board of Spirent plc announces that after the sudden death of Spirent's Non-executive Chairman, Dr George Sarney, on 30 April 2002, James Wyness has been appointed as Acting Chairman.

Mr Wyness is the senior independent Non-executive Director and Chairman of the Audit Committee of Spirent plc.

The Company has initiated a formal search process to find a permanent appointment for the Non-executive Chairman position.

- ends -

Enquiries

Nicholas Brookes, Chief Executive	Spirent plc	+44 (0)1293 767676
Eric Hutchinson, Finance Director		

Investor Relations

Catherine Nash	Spirent plc	+44 (0)1293 767676

Media

Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

Spirent and the Spirent logo are trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words.



You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialize new products and services; risks relating to the acquisition or sale of businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to grow in e-commerce; our ability to attract and retain qualified personnel; risks of doing business internationally; and risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.